EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE MKT: ASM

TSX-V: ASM

Berlin & FSE: GV6

October 28, 2016

AVINO FILES NEW RESOURCE ESTIMATE FOR BRALORNE GOLD PROJECT ON SEDAR

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE-MKT; "Avino" or "the Company") is pleased to announce it has filed an updated NI 43-101 resource estimate on the Bralorne Gold Property located near Gold Bridge, British Columbia on the SEDAR system. Findings from the report were initially disclosed in the Company's news release dated October 21, 2016.

“This new technical report marks a major milestone in our development towards reopening the Bralorne Mine,” said Bralorne President and CEO David Wolfin. “Not only have we increased tonnage and gold ounces through a limited program, the updated figures give us essential information and validate our development strategy. Combined with a number of plant improvements and purchases of new equipment, the updated resource estimate represents a crucial step forward. I congratulate our entire Bralorne team.”

The following is a summary of current resources at the Bralorne Property, grouped into the measured, indicated and inferred categories. The effective date of the resource estimates is October 20, 2016. The resource estimates were prepared by Garth Kirkham, P. Geo., who is a “qualified person” within the meaning of National Instrument 43-101, and who is an employee of Kirkham Geosystems Ltd. and independent of Avino, as defined by Section 1.5 of NI 43-101.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards - For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Mineral Resources are reported at cut-off grades 0.1 ounces per ton gold.

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Method of Calculation

It was determined that the 4’ composite lengths offered the best balance between supplying common support for samples and minimizing the smoothing of the grades. The 4’ sample length also was consistent with the distribution of sample lengths within the mineralized domains.

The method employed to address outlier grades was to limit the range of influence for gold values greater than 3 opt to 25 feet, which equates to the adjacent, adjoining two blocks. Outside of this range, the gold values are capped to 3 opt.

The estimation methods used for each of the nine veins was substantially the same. Mineral resources were estimated by inverse distance and verified by means of nearest neighbor and ordinary kriged methods, in addition to swathplot comparisons of estimates and visual inspections.

The Block Models used for estimating the resources were orthogonal and non-rotated with the exception of the Alhambra and the 51b veins which are reflective of the orientation of each deposit. The block size chosen was 16’ x 4’ x 16’ for all models with the exception of the 51b veins has model dimensions of 20’ x 20’ x 4’.

The search strategy employed for all zones was using inverse distance squared (ID2) as the interpolator, using a 200’ omni-directional search with a minimum of 3 composites, a maximum of 9 and a maximum of 3 composites per drillhole.

The average bulk dry density for the mineralized vein is 12.1 ft3/ton.

Solids volumes have been created of the mined out areas that were accounted for and extracted from the resource calculation.

Cut-off grades were applied to satisfy the condition of reasonable prospects for eventual economic extraction and were calculated using an estimate of costs, a gold price of US$1,300/oz and metallurgical recovery.

Classification of resources was based on the Canadian Institute of Mining (CIM) definition standards, where distance to nearest composite was used as a guide and measured resources were within 25 ft, indicated within 50 ft and inferred within 100 ft. Final classification of resources was based on the Canadian Institute of Mining (CIM) definition standards, which dictates that continuity must be demonstrated. The spacing distances are intended to define contiguous volumes, and they should allow for some irregularities due to actual drill hole placement. The final classification volume results were smoothed manually to come to a coherent classification scheme.

Comparison to 2012 Resource Estimate

The difference between the 2012 and the 2016 estimates are: a 53% increase in tons and 7% increase in grade for measured; 62% increase in tons and 27% in grade for indicated; and 34% increase in tons with a decrease of 17% in grade for the inferred. Key factors that have resulted in the changes in resources from 2012 to 2016 include:

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•	Additional data and information.

•	Exclusion of 52 and King veins due to access and data issues.

•	Addition of three new veins namely; Alhambra, Prince, Shaft and the BK-9780 splay off of the BK zone.

•	Exclusion of the 800 stockpile and BK broken inventory which have either been processed or not accessible. There is approximately 2,450 tons in low grade stockpiles which have not been reported as the grade in not known but is thought to be approximately 0.1 ounces per ton but not verified.

•	Differences related to the estimation plan used for interpolating the resources.

Qualified Person(s)

Avino's Bralorne project is under the supervision of Fred Sveinson, P. Eng, BSc, an Avino Consultant and Mr. Jasman Yee P. Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Mr. Sveinson, Mr. Yee and the technical report author, Mr. Garth Kirkham, P. Geo., have all reviewed and approved the technical data in this news release except for the quotes.

About Avino

Avino is a low-cost primary silver producer. Avino's mission is to create shareholder value through profitable organic growth at the Avino property near the city of Durango, Mexico, and the Bralorne property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

For more information, please visit Avino’s website at www.avino.com

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies, exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

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Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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